Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                 Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2                 Date of Material Change

December 9, 2010

Item 3                 News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on December 9, 2010.

Item 4                 Summary of Material Change

Gammon Gold Announces Significant Drill Results for Reserve Expansion and Four New Discoveries at Ocampo

Item 5                 Full Description of Material Change

Gammon is pleased to provide and update of drill results from the Ocampo exploration program.

As of October 31, 2010, the Company has completed a total of 105,903 metres of drilling at Ocampo, utilizing twelve drill rigs working on surface and underground.

Reserve Drilling Highlights

Santa Eduviges

•	Drilling highlights include:
	o	Hole OU-823, 3.5 metres grading 16.78 grams per tonne gold equivalent(1)
	o	Hole OU-825, 9.3 metres grading 20.63 grams per tonne gold equivalent(1)
	o	Hole OU-826, 1.9 metres grading 48.58 grams per tonne gold equivalent(1)
	o	Hole OU-859, 1.6 metres grading 31.48 grams per tonne gold equivalent(1)

San Amado

•	Drilling highlights include:
	o	Hole OU-863, 1.0 metres grading 51.95 grams per tonne gold equivalent(1)
	o	Hole OU-909, 1.3 metres grading 96.55 grams per tonne gold equivalent(1)
	o	Hole OU-913, 0.9 metres grading 12.92 grams per tonne gold equivalent(1)
	o	Hole OU-917, 1.7 metres grading 10.03 grams per tonne gold equivalent(1)

Rosario

•	Drilling highlights include:
	o	Hole OU-900, 2.0 metres grading 10.84 grams per tonne gold equivalent(1)
	o	Hole OU-901, 1.9 metres grading 11.05 grams per tonne gold equivalent(1)
	o	Hole OU-903, 5.8 metres grading 13.88 grams per tonne gold equivalent(1)

Las Molinas Area

•	Drilling highlights include:
	o	Hole OU-971, 3.6 metres grading 4.75 grams per tonne gold equivalent(1)
	o	Hole OU-972, 7.5 metres grading 5.48 grams per tonne gold equivalent(1)

“The reserve drilling program has been progressing very well in the past 5 months, especially at Santa Eduviges where both widths and grades have surpassed our expectations and at San Amado where we continue to intercept bonanza grades” said Chris Bostwick, Senior Vice President, Technical Services. He continued, “Not only do we anticipate these results to further add to our year end reserves, but our current accelerated development program will allow for mining by mid-2011”

New Discoveries

El Rayo

•	New vein between the Santa Juliana and Belen Veins just 100 metres from existing underground infrastructure
•	200 metres strikelength that is not included in current reserves has been tested with 12 drill holes
•	To date, five drill holes have shown grades above present underground cut-offs
•	Highlights include:
	o	Hole OG-1128, 1.7 metres grading 33.29 grams per tonne gold equivalent(1)
	o	Hole OG-1172, 0.6 metres grading 9.63 grams pert tonne gold equivalent(1)

Balvanera

•	The Balvanera underground vein extension, thus far covers an approximate strike length of 100 metres not included in present reserves
•	12 diamond drill holes have been completed to date totaling 914 metres.
•	Drilling highlights include:
	o	Hole OG-1144, 1.2 metres grading 3.84 grams per tonne gold equivalent(1)
	o	Hole OG-1125, 0.5 metre grading 14.59 grams per tonne gold equivalent(1)

Stockwork Hill

  Three northwest-striking altered and variably-mineralized structures defined southeast of the NE underground mine.
  Nine diamond drill holes have been completed totaling 1,960 metres
  Drilling highlights include:
       o      Hole OG-1109, 0.5 metres grading 5.47 grams per tonne gold equivalent(1)

Polvorin

  Discovered a new outcropping vein located north of the Company’s mine offices, after which a drill program was designed to test the target.
  12 diamond drill holes have been completed to date for 2,178 metres.
  Drilling highlights include:
       o      Hole OG-1064, 0.6 metres grading 17.45 grams per tonne gold equivalent(1)

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo surface exploration were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. Sample lengths are not necessarily true widths.

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo underground exploration were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. Sample lengths are not necessarily true widths.

Note: All gold equivalent grades are calculated at the Companies long term ratio of 55:1.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

Item 6                 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                 Omitted Information

Not applicable.

Item 8                 Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9                 Date of Report

December 9, 2010

Gammon/Press Release/MCR 12/9/10